Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 27, 2021

Eldorado Gold Announces Closing of Tocantinzinho Sale
to G Mining Ventures

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces that it has closed the previously announced sale of the Tocantinzinho Project (“TZ”) to G Mining Ventures Corp. (“GMIN”).

As part of closing, Eldorado and GMIN have entered into an investor rights agreement (“Investor Rights Agreement”), which grants Eldorado certain rights for so long as it maintains 10% ownership of GMIN common shares on an undiluted basis. The Investor Rights Agreement includes:

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A customary lockup period until the earlier of (i) two years, and (ii) GMIN making a positive construction decision on TZ.

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The right for Eldorado to participate in future equity offerings by GMIN in order to maintain the greater of 19.9% of GMIN’s share capital and Eldorado’s pro rata ownership interest prior to the offering.

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Additional customary rights and restrictions for a transaction of this nature.

“The sale of TZ provides immediate value for Eldorado and also allows us to retain meaningful exposure to future value creation through our equity stake in GMIN,” said George Burns, Eldorado’s President and Chief Executive Officer. “We believe the combination of GMIN and the existing local Brazilian leadership group is the right team to advance the asset responsibly. We look forward to following and supporting their success.”

Early Warning Disclosure

Prior to the completion of the sale of TZ to GMIN, Eldorado did not own any common shares of GMIN. Following such sale, Eldorado owns 46,926,372 common shares of GMIN, representing 19.9% of the issued and outstanding common shares of GMIN, which were issued to Eldorado as partial consideration for the sale of TZ. Eldorado was also paid upfront consideration of US$20 million in cash and deferred consideration of US$60 million in cash to be paid subject to TZ commencing commercial production, payable on the first anniversary of commercial production (“Deferred Consideration”). GMIN has the option to defer 50% of the Deferred Consideration at a cost of US$5 million, in which case US$30 million is payable upon the first anniversary of the commencement of commercial production and US$35 million is payable upon the second anniversary of the commencement of commercial production. The GMIN common shares issued to Eldorado were issued at the deemed offer price of C$0.924 for an aggregate deemed value of US$34.7 million.

Eldorado advises that the securities have been acquired for investments purposes. Eldorado may, depending on the market and other conditions, increase or decrease its beneficial ownership of GMIN’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

This disclosure is provided pursuant to Multilateral Instrument 62-104, which also requires an early warning report to be filed containing additional information with respect to the foregoing matters. A copy of the early warning report will be available on SEDAR under GMIN’s issuer profile at www.sedar.com and may be obtained upon request from Eldorado by contacting Eldorado at the contact information below. GMIN’s head office is located at 7900 W, Taschereau Blvd., Building D, Suite 210, Brossard, QC, J4X 1C2. Eldorado’s head office is located at 1188 - 550 Burrard Street, Bentall 5, Vancouver, BC, V6C 2B5.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations
Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media
Louise McMahon, Director Communications & Public Affairs
604.616 2296 or 1.888.363.8166
louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: TZ achieving commercial production and receipt of any Deferred Consideration, the ability to GMIN to advance TZ and to build a mine, including cost and timing thereof, and future value creation for Eldorado through the equity stake in GMIN. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: the ability of GMIN to advance TZ, including to achieve commercial production, and the timing thereof; and the price of the GMIN shares; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability of GMIN to advance TZ to commercial production; inability of GMIN to pay the Deferred Consideration; the inability of GMIN to create future value for Eldorado; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.